FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 27, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMMISSIONING OF GAS CLEANING SYSTEM AT ITS OTELU ROSU FACILITY IN ROMANIA

Otelu Rosu, Romania – August 27, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces it is launching a gas cleaning system in the arc furnace shop of its Otelu Rosu facility at Ductil Steel, a Romanian company acquired by Mechel in April 2008.

Commissioning of the gas cleaning system was timed with the celebration of Metallurgist Day in Romania and represents one more step in implementing the equipment modernization program at Mechel’s Romanian facilities. Ensuring a safe environment at the facilities is one of the priorities of the program.

The gas cleaning system has been supplied by Italian-based Tecoaer Company, and meets the highest demands on machinery and technologies. The total amount of investments into the project is €12 million ($17.5 million).

The equipment capacity totals 2,000,000 cubic meters per hour. Operation of the new system will reduce dust emissions into the air to 5 mg per cubic meter, well below the maximum dust emission of 10 mg per cubic meter allowed under European standards.

Furthermore, the gas cleaning system contains automation equipment and devices for transportation of retained dust. The contract also covers services for basic engineering, installation supervision and technical support. Other Romanian companies that participated in this project included ICSH Hunedoara and Mechel Proiectare Bucuresti, each of which provided design, installation and other services.

Deployment of the new gas cleaning system will improve working conditions for Otelu Rosu employees and decrease environmental impact. Ensuring a safe environment and improved working conditions at production sites is one of the primary goals for implementing technical renovation projects in all of Mechel’s facilities. Similar equipment installations have already been instituted at some of the Company’s other subsidiaries, including: Mechel Targoviste (Romania) and the Bratsk and Tikhvin Ferroalloy plants.

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date: August 27, 2008